FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: December 8th, 2003

Information furnished on this form:
- Notice Concerning the Determination of the Offering Price, etc. of Our Shares

Notice Concerning the Determination of the Offering Price, etc. of Our Shares

On December 8, 2003, NEC Corporation (the "Company") (Code No. 6701) determined the offering price, etc. in connection with the issuance of new shares and the secondary offering of our shares, approved at the meeting of board of directors held on November 21, 2003, as follows.

1. Offering of Newly Issued Shares

(1)	Number of Shares to be Issued
	The Company's Shares of Common Stock	250,000,000 Shares
	(Japanese Offering	119,000,000 Shares)
	(International Offering	131,000,000 Shares)
(2)	Offering Price	711 Japanese Yen per Share
(3)	Total Amount of Offering Price	177,750,000,000 Japanese Yen
(4)	Issue Price	681.96 Japanese Yen per Share
(5)	Total Amount of Issue Price	170,490,000,000 Japanese Yen
(6)	Portion of Issue Price not to be Accounted to Stated Capital	340.96 Japanese Yen per Share
(7)	Subscription Period (in Japanese Offering)
The subscription period in the Japanese Offering shall be from Tuesday, December 9, 2003 to Thursday, December 11, 2003.
(8)	Payment Date	Tuesday, December 16, 2003
(9)	Share Certificate Delivery Date	Wednesday, December 17, 2003
(Note) Underwriters shall purchase the Company's shares of common stock at the issue price and offer them at the offering price.

2. Secondary Offering of the Shares (Over-Allotments)

(1)	Number of Shares to be Sold
	The Company's Shares of Common Stock	23,000,000 Shares
(2)	Sales Price	711 Japanese Yen
(3)	Total Amount of Sales Price	16,353,000,000 Japanese Yen
(4)	Selling Period
The selling period shall be from Tuesday, December 9, 2003 to Thursday, December 11, 2003.
(5)	Share Certificate Delivery Date	Wednesday, December 17, 2003

3. Issuance of New Shares by Allocation to Third Party (Capital increase by allocation of new shares to third party which may be made in connection with the secondary offering mentioned in 2. above)

(1)	Number of Shares to be Issued
	The Company's Shares of Common Stock	23,000,000 Shares
(2)	Issue Price	681.96 Japanese Yen per Share
(3)	Total Amount of Issue Price	15,685,080,000
(4)	Portion of Issue Price not to be Accounted to Stated Capital	340.96 Japanese Yen per Share
(5)	Subscription Period	Friday, January 16, 2004
(6)	Payment Date	Monday, January 19, 2004
(7)	Share Certificate Delivery Date	Tuesday, January 20, 2004

Not to be circulated in the United States.
These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement filed under the U.S. Securities Act of 1933.